# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liberty TripAdvisor Holdings, Inc., CIK 0001606745
CUSIP: 531465102
Title of class of securities: Series A COMMON STOCK
Address of issuer's principal executive offices: 12300 LIBERTY BLVD, 12300 LIBERTY BLVD, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 01/16/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001477932-25-000187
Filed by CIK 0002012556

## Reporting persons
- Hilary L Shane Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,113,239; sole dispositive power 0; shared dispositive power 8,113,239; aggregate amount beneficially owned 8,113,239 (11.2% of the class)
- shane hilary: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,113,239; sole dispositive power 0; shared dispositive power 8,113,239; aggregate amount beneficially owned 8,113,239 (11.2% of the class)

## Item 1. Issuer
Name of issuer: Liberty TripAdvisor Holdings, Inc.
Address of issuer's principal executive offices: 12300 LIBERTY BLVD, 12300 LIBERTY BLVD, ENGLEWOOD, COLORADO, 80112.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"):

(i) Hilary L. Shane Revocable Trust with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by it; and

(ii) Hilary L. Shane Revocable Trust and Ms. Shane are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence:
The principal office and business address of Hilary L. Shane Revocable Trust and Ms. Shane is:
78 Lighthouse Drive, Jupiter, Florida 33469.
Citizenship:
Hilary L. Shane Revocable Trust - Florida
Hilary L. Shane - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,113,239
Percent of class: 11.15%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,113,239
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,113,239

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hilary L Shane Revocable Trust: /s/ Hilary L. Shane, Trustee of Hilary L. Shane Revocable Trust (01/16/2025)
- shane hilary: /s/ Hilary L. Shane, Individual (01/16/2025)